UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2017
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Joint Management Information Circular
99.2	Notice of special meeting of shareholders of Alamos Gold Inc.
99.3	Form of Proxy

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: October 24, 2017
	By:	/s/ Nils F. Engelstad
	Name:	Nils F. Engelstad
	Title:	Vice President, General Counsel